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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **August, 2011**

Commission File Number **001-34399**

SHARPE RESOURCES CORPORATION
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sharpe Resources Corporation
(Registrant)

Date: August 1, 2011

By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-09)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SHARPE RESOURCES CORPORATION
CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 2011
(EXPRESSED IN UNITED STATES DOLLARS)
(UNAUDITED)

Management's Responsibility for Condensed Interim Consolidated Financial Statements

The accompanying unaudited condensed interim consolidated financial statements of Sharpe Resources Corporation (the "Company" or "Sharpe") are the responsibility of management and the Board of Directors.

The unaudited condensed interim consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the unaudited condensed interim consolidated financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the financial position date. In the opinion of management, the unaudited condensed interim consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with International Accounting Standard 34-Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards appropriate in the circumstances.

Management has established processes, which are in place to provide it sufficient knowledge to support management representations that it has exercised reasonable diligence that (i) the unaudited condensed interim consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of, and for the periods presented by, the unaudited condensed interim consolidated financial statements and (ii) the unaudited condensed interim consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the unaudited condensed interim consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the unaudited condensed interim consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited condensed interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited condensed interim consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

(signed) *"Roland M. Larsen"*   (signed) *"Kimberly L. Koerner"*

Roland M. Larsen   Kimberly L. Koerner
Chief Executive Officer   Acting in the Capacity of
                                                                                     Chief Financial Officer

Toronto, Canada
June 24, 2011

NOTICE TO READER

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of management. The unaudited condensed interim consolidated financial statements as at and for the three months ended March 31, 2011 and March 31, 2010 have not been reviewed by the Company's auditors.

Sharpe Resources Corporation

Condensed Interim Consolidated Statements of Financial Position
(Expressed in United States Dollars)
(Unaudited)

	As at March 31, 2011		As at December 31, 2010 (note 13)		As at January 1, 2010 (note 13)
ASSETS					
Current assets					
Cash and cash equivalents (note 4)	$	**9,285**	$	8,519	$	89,138
		9,285		8,519		89,138
Due from related party		**-**		-		250,000
Total assets	$	**9,285**	$	8,519	$	339,138
EQUITY AND LIABILITIES					
Current liabilities					
Accounts payable and other liabilities (note 7)	$	**260,902**	$	242,846	$	175,760
Current portion of due to related parties (note 8)		**69,778**		69,778		25,400
Other liabilities (note 12)		**563,818**		563,818		563,818
		894,498		876,442		764,978
Due to related parties (note 8)		**67,276**		67,276		111,654
		961,774		943,718		876,632
Equity					
Share capital (note 9)		**11,463,430**		11,463,430		11,463,430
Reserve		**455,335**		455,335		455,335
Deficit		**(12,871,254)**		(12,853,964)		(12,456,259)
Total equity		**(952,489)**		(935,199)		(537,494)
Total equity and liabilities	$	**9,285**	$	8,519	$	339,138

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these statements.

Sharpe Resources Corporation

Condensed Interim Consolidated Statement of Comprehensive Loss
(Expressed in United States Dollars)
(Unaudited)

	Three Months Ended March 31,	
	2011	**2010** (note 13)
Revenue		
Petroleum and natural gas revenue	**$ 1,567**	$ 700
Interest income	**-**	23
Other income	**-**	2,000
	1,567	2,723
Operating and administrative expenses		
General and administrative	**17,248**	13,836
Operating	**72**	32
Interest on advance	**127**	508
Interest on loan claims	**1,410**	5,638
	18,857	20,014
Net loss and other comprehensive loss for the period	**$ (17,290)**	$ (17,291)
Basic and diluted net loss per share (note 10)	**$ (0.00)**	$ (0.00)
Weighted average number of common shares outstanding	**46,619,863**	46,619,863

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these statements.

Sharpe Resources Corporation
Condensed Interim Consolidated Statement of Changes in Equity
(Expressed in United States Dollars)
(Unaudited)

	Share capital	Reserve	Deficit	Total
Balance, January 1, 2010	**$ 11,463,430**	**$ 455,335**	**$(12,456,259)**	**$ (537,494)**
Net loss and comprehensive loss for the period	-	-	(17,291)	(17,291)
Balance, March 31, 2010	**11,463,430**	**455,335**	**(12,473,550)**	**(554,785)**
Net loss and comprehensive loss for the period	-	-	(380,414)	(380,414)
Balance, December 31, 2010	**11,463,430**	**455,335**	**(12,853,964)**	**(935,199)**
Net loss and comprehensive loss for the period	-	-	(17,290)	(17,290)
Balance, March 31, 2011	**$ 11,463,430**	**$ 455,335**	**$(12,871,254)**	**$ (952,489)**

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these statements.

Sharpe Resources Corporation

Condensed Interim Consolidated Statement of Cash Flows
(Expressed in United States Dollars)
(Unaudited)

		Three Months Ended March 31,	
		2011	**2010**
			(note 13)
Operating activities			
Net loss for the period	$	**(17,290)** $	(17,291)
Accrued interest payable		**1,537**	6,146
Non-cash working capital items:			
Prepaid expenses		**-**	(56,175)
Accounts payable and other liabilities		**16,519**	9,738
Net cash provided by (used in) operating activities		**766**	(57,582)
Financing activity			
Advances to related parties		**-**	(24,000)
Net cash used in financing activity		**-**	(24,000)
Change in cash and cash equivalents		**766**	(81,582)
Cash and cash equivalents, beginning of period		**8,519**	89,138
Cash and cash equivalents, end of period	$	**9,285** $	7,556

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these statements.

(Expressed in United States Dollars)

1. Nature of operations

Sharpe Resources Corporation (the "Company" or "Sharpe") is a publicly held company, engaged in the development of mineral resources in the United States of America. Currently the Company has oil and gas royalty interests in Texas through its wholly-owned subsidiary, Sharpe Energy Company, in a single cost centre in the United States of America. The Company's shares are listed in the United States on the OTC:BB under symbol SHGP.

The primary office is located at 360 Bay Street, Suite 500, Toronto, Ontario, Canada, M5H 2V6.

The Company's financial year ends on December 31. The unaudited condensed consolidated interim financial statements of Sharpe for the three months ended March 31, 2011 was reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on June 24, 2011.

As at March 31, 2011, the Company had negative working capital of $885,213 (December 31, 2010 - negative working capital of $867,923) and an accumulated deficit of $12,871,254 (December 31, 2010 - $12,853,964).

These unaudited condensed consolidated interim financial statements have been prepared on the basis that the Company is a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The ability of the Company to continue operations is dependent upon obtaining the necessary financing. In the event the Company is unable to obtain adequate funding, there is uncertainty as to whether the Company will be able to continue as a going concern. These unaudited condensed consolidated interim financial statements do not include any adjustments related to the carrying values and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

The Company funded its operations for the three months ended March 31, 2011 through the use of existing cash reserves. The Company does not have sufficient cash reserves to fund its administrative costs for the following 12 months and to make inroads on its liabilities to trade creditors and debt holders. Management is actively involved in seeking new equity financing to enable it to service the Company's existing liabilities and its ongoing administrative costs. There can be no assurance that the Company will be successful in these initiatives.

2. Significant accounting policies

(a) Statement of compliance

These are the Company’s first financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). Previously, the Company prepared its financial statements in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). The disclosures required by the provisions of IFRS 1, “First-time adoption of International Financial Reporting Standards”, explaining how the transition to IFRS has affected the reported financial performance, cash flows and financial position of the Company, are presented in note 13.

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34"). Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The accounting policies set out below have been applied consistently to all periods presented in these unaudited condensed interim consolidated financial statements. They also have been applied in preparing an opening IFRS consolidated statement of financial position at January 1, 2010 (note 13) for the purposes of the transition to IFRS, as required by IFRS 1, First Time Adoption of International Financial Reporting Standards (IFRS 1).

2.   Significant accounting policies (continued)

(a)   Statement of compliance (continued)

These unaudited condensed interim consolidated financial statements have been prepared on the basis of IFRS standards that are expected to be effective or available for early adoption by the Company on December 31, 2011, the Company's first annual reporting date under IFRS. The Company has made certain assumptions about the accounting policies expected to be adopted when the first IFRS annual financial statements are prepared for the year ended December 31, 2011.

(b)   Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis. In addition, these unaudited condensed interim consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

(c)   Basis of consolidation

The unaudited condensed interim consolidated financial statements incorporate the financial statements of the Company and its wholly-owned subsidiary. The results of its subsidiaries acquired or disposed of during the periods presented are included in the consolidated statement of loss and comprehensive loss from the effective date of acquisition and up to the effective date of disposal, as appropriate. All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

(d)   Functional and presentation currency

These unaudited condensed interim consolidated financial statements have been prepared in United States dollars, which is the Company's functional and presentation currency.

(e)   Cash

Cash includes cash on hand with a Canadian chartered bank.

(f)   Financial instruments

Financial assets:

All financial assets are recognized and derecognized on the trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery of the financial asset within the time frame established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss which are initially measured at fair value.

Financial assets are classified into the following categories: financial assets 'at fair value through profit or loss' ("FVTPL"), 'held-to-maturity investments', 'available-for-sale' and 'loans and receivables'. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial liabilities:

Financial liabilities are classified as either financial liabilities 'at FVTPL' or 'other financial liabilities'.

2. Significant accounting policies (continued)

(f)   Financial instruments (continued)

Other financial liabilities:

Other financial liabilities including borrowings are initially measured at fair value, net of transaction costs.

Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest costs over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or (where appropriate) to the net carrying amount on initial recognition.

De-recognition of financial liabilities:

The Company derecognizes financial liabilities when the obligations are discharged, cancelled or expire.

The Company's financial instruments consist of the following:

Financial assets:	Classification:
Cash	FVTPL

Financial liabilities:	Classification:
Accounts payable and other liabilities	Other financial liabilities
Due to related parties	Other financial liabilities
Other liabilities	Other financial liabilities

Impairment of financial assets:

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been negatively impacted. Evidence of impairment could include: significant financial difficulty of the issuer or counterparty; or default or delinquency in interest or principal payments; or the likelihood that the borrower will enter bankruptcy or financial re-organization.

The carrying amount of financial assets is reduced by any impairment loss directly for all financial assets with the exception of accounts receivable, where the carrying amount is reduced through the use of an allowance account. When an account receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

2. Significant accounting policies (continued)

(f)   Financial instruments (continued)

Financial instruments recorded at fair value:

Financial instruments recorded at fair value on the unaudited condensed interim statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels: Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs). As of March 31, 2011, December 31, 2010 and January 1, 2010, other than cash, none of the Company's financial instruments are recorded at fair value on the unaudited condensed interim consolidated statement of financial position. Cash is considered as a Level 1 financial instrument.

(g)   Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its non-financial assets with finite lives to determine whether there is any indication that those assets have suffered an impairment loss. Where such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. The recoverable amount is the higher of an asset's fair value less cost to sell or its value in use. In addition, long-lived assets that are not amortized are subject to an annual impairment assessment.

(h)   Share based payment transactions

The fair value of share options granted to employees is recognized as an expense over the vesting period with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of the Company. The fair value is measured at the grant date and recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option-pricing model, taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

(i)   Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the financial position liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes and the initial recognition of assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date.

2.   Significant accounting policies (continued)

(i)   Income taxes (continued)

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a future tax asset will be recovered, it provides a valuation allowance against that excess.

(j)   Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. The treasury stock method is used to arrive at the diluted loss per share, which is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all options outstanding that may add to the total number of common shares. The Company's diluted loss per share does not include the effect of stock options as they are anti-dilutive.

(k)   Significant accounting judgments and estimates

The preparation of these unaudited condensed consolidated interim financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These unaudited condensed consolidated interim financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

- all inputs used in the Black-Scholes model for determining the fair value of share based payment transactions in statement of loss and comprehensive loss.

Critical accounting judgments

- Management's assumptions in determining the functional currencies of the Corporation's subsidiary; and
- Going concern presentation of the financial statements which assumes that the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due.

(Expressed in United States Dollars)

2. Significant accounting policies (continued)

(l) Recent Accounting Pronouncements

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods after December 31, 2010 or later periods. Many are not applicable or do not have a significant impact to the Company and have been excluded from the list below. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

(i) IFRS 9 Financial instruments ("IFRS 9") was issued by the IASB in October 2010 and will replace IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39"). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013.

(ii) IFRS 10 'Consolidated Financial Statements' – effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.

(iii) IFRS 11 Joint arrangements ("IFRS 11") was issued by the IASB in May 2011 and will replace IAS 31 Interests in Joint ventures and SIC 13 – Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 is effective for annual periods beginning on or after January 1, 2013.

(iv) IFRS 12 'Disclosure of Interests in Other Entities' - effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

(v) IFRS 13 'Fair Value Measurement' - effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, provides the guidance on the measurement of fair value and related disclosures through a fair value hierarchy.

3. Capital risk management

When managing capital, the Company's objective is to ensure the entity continues as a going concern as well as maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary, in order to support the acquisition, exploration and development of its projects. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company considers its capital to be share capital and contributed surplus.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There has been no change with respect to the overall capital risk management strategy during the three months ended March 31, 2011.

4.   Cash and cash equivalents

	As at March 31, 2011	As at December 31, 2010	As at January 1, 2010
Cash	$ 9,285	$ 8,519	$ 23,022
Cash equivalents	-	-	66,116
Total	$ 9,285	$ 8,519	$ 89,138

5.   Financial instruments and risk factors

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk, market risk (including interest rate and foreign exchange rate risk). Risk management is carried out by the Company's management team with guidance from the Audit Committee and Board of Directors.

Credit Risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash. Cash consist of non-interest and interest bearing bank accounts with reputable financial institutions. Management believes that the credit risk concentration with respect to financial instruments included in cash is minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. As at March 31, 2011, the Company had a cash balance of $9,285 (December 31, 2010 - $8,519) to settle accounts payable and accrued liabilities of $260,902 (December 31, 2010 - $242,846), the current portion of due to related parties of $69,778 (December 31, 2010 - $69,778) and other liabilities of $563,818 (December 31, 2010 - $563,818). The Company's account payable and accrued liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. A portion of the due to related parties is unsecured with no set date of repayment (see notes 8(i) and 8(ii)). The Company is seeking sources of additional capital to improve its liquidity position.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

Interest Rate Risk

The Company has cash balances subject to variable interest rates and balances due to related parties with fixed interest rates (refer to notes 8(i) and 8(ii)). The Company's current policy is to invest excess cash in interest bearing bank accounts and money market funds. The Company periodically monitors its interest bearing bank accounts and is satisfied with the creditworthiness of its banks.

Foreign Currency Risk

The Company's functional currency is the United States dollar and major purchases are transacted in United States dollars. Management believes the foreign exchange risk derived from currency conversions is negligible and therefore does not hedge its foreign exchange risk.

Sharpe Resources Corporation
Notes to Condensed Interim Consolidated Financial Statements
March 31, 2011
(Expressed in United States Dollars)
(Unaudited)

5. Financial instruments and risk factors (continued)

Sensitivity Analysis

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a three month period:

(i) FVTPL assets include an interest bearing bank account with a variable interest rate. As at March 31, 2011, sensitivity to a plus or minus 10% change in interest rates would not be significant to the statement of loss and comprehensive loss.

(ii) The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable and accrued liabilities and due to related parties that are denominated in Canadian dollars. Sensitivity to a plus or minus 10% change in the foreign exchange rate would affect net loss and comprehensive loss by approximately $11,000 with all other variables held constant.

6. Categories of financial instruments

	As at March 31, 2011	As at December 31, 2010	As at January 1, 2010
Financial assets:			
FVTPL			
Cash	$ 9,285	$ 8,519	$ 89,138
Loans and receivables			
Due from related party	-	-	250,000
Financial liabilities:			
Other financial liabilities			
Accounts payable and other liabilities	$ 260,902	$ 242,846	$ 175,760
Due to related parties	137,054	137,054	137,054
Other liabilities	563,818	563,818	563,818

7. Accounts payable and other liabilities

	As at March 31, 2011	As at December 31, 2010	As at January 1, 2010
Due within the year			
Trade payables	$ 260,902	$ 242,846	$ 175,760

(Expressed in United States Dollars)

8. Due to related parties

Related parties include the Board of Directors, officers, close family members and enterprises that are controlled by these individuals as well as certain persons performing similar functions. Related party transactions conducted in the normal course of operations are measured at the exchange value (the amount established and agreed to by the related parties).

Balances with related parties are comprised of:

	Note		As at March 31, 2011		As at December 31, 2010
Roland Larson	(i)	$	25,400	$	25,400
Royal Standard Minerals Inc. - current portion	(ii)		44,378		44,378
			69,778		69,778
Royal Standard Minerals Inc. - long-term portion	(ii)		67,276		67,276
		$	137,054	$	137,054

(i) This loan is payable to an officer and director of the Company. It is unsecured, bearing interest at 8% and has no date set for repayment. The interest payable on this loan has been accrued but has not yet been paid.

(ii) Royal Standard Minerals Inc. ("RSM") is a related company by virtue of common management and common directors.

On September 9, 2008, the Company entered into an initial agreement with RSM for the repayment of the loan. The Company had executed a promissory note (the "Note") in favour of RSM that provided for the repayment of the loan over a three-year period commencing on September 9, 2008. The first principal payment of $42,499 was due on September 9, 2009, $42,499 on September 9, 2010 and $42,499 on September 9, 2011. Pursuant to the Note, the outstanding amount of the loan was to accumulate interest at the rate of 4% per annum, such interest to accrue daily and be payable monthly, in arrears on the first business day of each and every month commencing on October 9, 2008 until the full amount of the loan together with all interest on such amount has been repaid in full.

On September 11, 2009, RSM obtained an extension of the option and joint venture agreement it has with the Company. As consideration for this extension, RSM cancelled the Note received from the Company and received a new promissory note in the amount of $133,134 which is non-interest bearing payable in three equal installments of $44,378 on September 9, 2011, 2012 and 2013. Netted against due to related parties, RSM has a balance owing from Sharpe in the amount of $21,480 (December 31, 2010 - $21,480).

(Expressed in United States Dollars)

9. Share capital

a) Authorized share capital

Unlimited common shares without par value

b) Common shares issued

At March 31, 2011, the issued share capital amounted to $11,463,430. The change in issued share capital for the periods were as follows:

	Number of common shares	Amount
Balance, January 1, 2010, March 31, 2010, December 31, 2010 and March 31, 2011	**46,619,863**	**$ 11,463,430**

10. Net loss per share

The calculation of basic and diluted loss per share for the three months ended March 31, 2011 was based on the loss attributable to common shareholders of $17,290 (three months ended March 31, 2010 - $17,291) and the weighted average number of common shares outstanding of 46,619,863 (three months ended March 31, 2010 - 46,619,863). Diluted loss per share did not include the effect of 3,100,000 (three months ended March 31, 2010 - 3,580,000) stock options as they are anti-dilutive.

11. Stock options

The following table reflects the continuity of stock options:

	Number of stock options	Weighted average exercise price (Cdn $)
Balance, January 1, 2010	3,580,000	0.10
Balance, March 31, 2010	3,580,000	0.10
Expired	(480,000)	0.10
Balance, December 31, 2010 and March 31, 2011	3,100,000	0.10

The following table reflects the actual stock options issued and outstanding as of March 31, 2011:

	Exercise Price (Cdn $)	Weighted Average Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Vested (Exercisable)
(i)	0.10	1.13	1,600,000	1,600,000
(ii)	0.10	2.11	1,500,000	1,500,000
	0.10	1.60	3,100,000	3,100,000

(i) Stock options expire on May 15, 2012; and
(ii) Stock options expire on May 8, 2013.

(Expressed in United States Dollars)

12. Other liabilities

	As at March 31, 2011	As at December 31, 2010
Unsecured vendor loan claims	**$ 563,818**	$ 563,818

Pursuant to a voluntary reorganization under Chapter 11 of the United States Bankruptcy Code, the agreed unsecured vendor loan claims of Sharpe Energy were paid partially by 10% cash settlement. The remaining 90% of the claims were settled by the issue of preferred stock certificates of Sharpe Energy, bearing a quarterly dividend of 4% per annum. The certificates were fully redeemable in 2006.

The amount outstanding has been classified as a current liability given the redemption feature and the dividend payments are reflected as interest expense. For the three months ended March 31, 2011, the Company accrued the dividend of $1,410 (year ended December 31, 2010 - $22,553). A total of $136,728 of dividends in arrears are included in accounts payable and accrued liabilities.

13. Conversion to IFRS

As stated in Significant Accounting Policies note 2, these are the Company's first unaudited condensed interim consolidated financial statements prepared in accordance with IFRS as issued by the IASB.

The policies set out in the Significant Accounting Policies section have been applied in preparing the consolidated financial statements for the three months ended March 31, 2011 and in the preparation of an opening IFRS consolidated statement of financial position at January 1, 2010 (the Company's date of transition).

First-time adoption of IFRS

The Company did not use any of the exemptions listed in IFRS 1 at the transition date.

As management had anticipated, given the limited number of transactions that the Company has entered into since the transition date, the adoption of IFRS had no changes to the Company's financial position, financial performance and cash flows. Specifically, the main areas of accounting focus for the Company to date have been, and will continue to be prior to the consummation of a mineral asset acquisition, the issuance of share capital, the recording of share based payments and the recording of cash transactions for which there are very few or no significant differences between IFRS and Canadian GAAP.

IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Company's opening IFRS consolidated statement of financial position as at the Transition Date are consistent with those that were made under Canadian GAAP.

(Expressed in United States Dollars)

13. Conversion to IFRS (continued)

Changes to accounting policies

The Company has changed certain accounting policies to be consistent with IFRS as is expected to be effective or available for early adoption on December 31, 2011, the Company's first annual IFRS reporting date. However, these changes to its accounting policies have not resulted in any significant change to the recognition and measurement of assets, liabilities, equity, revenue and expenses within its financial statements.

The following summarizes the significant changes to the Company's accounting policies on adoption of IFRS.

Impairment of (Non-financial) Assets

IFRS requires a write down of assets if the recoverable amount, being the higher of (i) fair value less cost to sell and (ii) the value in use of a group of assets is less than its carrying value. Value in use is determined using discounted estimated future cash flows. Current Canadian GAAP requires a write down to estimated fair value only if the undiscounted estimated future cash flows of a group of assets are less than its carrying value.

The Company's accounting policies related to impairment of non-financial assets have been changed to reflect these differences. There is no impact on the unaudited condensed interim consolidated financial statements.

Transition date unaudited condensed consolidated statement of financial position

The Company's Transition Date IFRS unaudited consolidated statement of financial position is included as comparative information in the unaudited condensed interim consolidated statements of financial position in these financial statements. The changes in accounting policies resulting from the Company's adoption of IFRS had no impact on the unaudited consolidated statement of financial position as at the Transition Date of January 1, 2010.

Comparative unaudited condensed consolidated financial statements

The changes in accounting policies resulting from the Company's adoption of IFRS had no impact on the unaudited consolidated statement of financial position as at March 31, 2010 and December 31, 2010.

Comparative unaudited condensed consolidated statement of cash flows

There are no material differences between the consolidated cash flow statement presented under IFRS and the consolidated cash flow statement presented under Canadian GAAP for the quarter ended March 31, 2010 and year ended December 31, 2010.

Presentation

Certain amounts on the unaudited condensed consolidated statement of financial position, consolidated statement of loss and comprehensive loss and consolidated statement of cash flows have been reclassified to conform to the presentation adopted under IFRS.

Sharpe Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements
March 31, 2011
(Expressed in United States Dollars)
(Unaudited)

13. Conversion to IFRS (continued)

Reconciliation between IFRS and Canadian GAAP

The January 1, 2010 Canadian GAAP consolidated balance sheet has been reconciled to the Transition Date IFRS consolidated statement of financial position as follows:

January 1, 2010	Canadian GAAP		Effect of Transition to IFRS		IFRS	
ASSETS						
Current assets						
Cash and cash equivalents	$	89,138	$	-	$	89,138
		89,138		-		89,138
Due from related party		250,000		-		250,000
Total assets	$	339,138	$	-	$	339,138
EQUITY AND LIABILITIES						
Current liabilities						
Accounts payable and other liabilities	$	175,760	$	-	$	175,760
Current portion of due to related parties		25,400		-		25,400
Other liabilities		563,818		-		563,818
		764,978		-		764,978
Due from related parties		111,654		-		111,654
		876,632		-		876,632
Equity						
Share capital		11,463,430		-		11,463,430
Contributed surplus		455,335		-		455,335
Deficit		(12,456,259)		-		(12,456,259)
Total equity		(537,494)		-		(537,494)
Total equity and liabilities	$	339,138	$	-	$	339,138

Sharpe Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements
March 31, 2011
(Expressed in United States Dollars)
(Unaudited)

13. Conversion to IFRS (continued)

Reconciliation between IFRS and Canadian GAAP

The March 31, 2010 Canadian GAAP consolidated balance sheet has been reconciled to the IFRS consolidated statement of financial position as follows:

March 31, 2010	Canadian GAAP		Effect of Transition to IFRS		IFRS	
ASSETS						
Current assets						
Cash	$	7,556	$	-	$	7,556
Prepaid expenses		56,175		-		56,175
		63,731		-		63,731
Due from related party		274,000		-		274,000
Total assets	$	337,731	$	-	$	337,731
EQUITY AND LIABILITIES						
Current liabilities						
Accounts payable and other liabilities	$	191,644	$	-	$	191,644
Current portion of due to related parties		25,400		-		25,400
Other liabilities		563,818		-		563,818
		780,862		-		780,862
Due to related parties		111,654		-		111,654
		892,516		-		892,516
Equity						
Share capital		11,463,430		-		11,463,430
Contributed surplus		455,335		-		455,335
Deficit		(12,473,550)		-		(12,473,550)
Total equity		(554,785)		-		(554,785)
Total equity and liabilities	$	337,731	$	-	$	337,731

Sharpe Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements
March 31, 2011
(Expressed in United States Dollars)
(Unaudited)

13. Conversion to IFRS (continued)

Reconciliation between IFRS and Canadian GAAP

The December 31, 2010 Canadian GAAP consolidated balance sheet has been reconciled to the IFRS consolidated statement of financial position as follows:

December 31, 2010	Canadian GAAP		Effect of Transition to IFRS		IFRS	
ASSETS						
Current assets						
Cash	$	8,519	$	-	$	8,519
Total assets	$	8,519	$	-	$	8,519
EQUITY AND LIABILITIES						
Current liabilities						
Accounts payable and other liabilities	$	242,846	$	-	$	242,846
Current portion of due to related parties		69,778		-		69,778
Other liabilities		563,818		-		563,818
		876,442		-		876,442
Due to related parties		67,276		-		67,276
		943,718		-		943,718
Equity						
Share capital		11,463,430		-		11,463,430
Contributed surplus		455,335		-		455,335
Deficit		(12,853,964)		-		(12,853,964)
Total equity		(935,199)		-		(935,199)
Total equity and liabilities	$	8,519	$	-	$	8,519

(Expressed in United States Dollars)

13. Conversion to IFRS (continued)

Reconciliation between IFRS and Canadian GAAP

The three months ended March 31, 2010 Canadian GAAP consolidated statement of loss and comprehensive loss has been reconciled to IFRS as follows:

	Three Months Ended March 31, 2010		
	Canadian GAAP	Effect of Transition to IFRS	IFRS
Revenue			
Petroleum and natural gas revenue	$ 700	$ -	**$ 700**
Interest income	23	-	**23**
Other income	2,000	-	**2,000**
	2,723	-	**2,723**
Operating and administrative expenses			
Operating	32	-	**32**
General and administrative	13,836	-	**13,836**
Interest on advance	508	-	**508**
Interest on loan claims	5,638	-	**5,638**
	20,014	-	**20,014**
Net loss and comprehensive loss for the period	$ (17,291)	$ -	**$ (17,291)**

The year ended December 31, 2010 Canadian GAAP consolidated statement of loss and comprehensive loss has been reconciled to IFRS as follows:

	Year Ended December 31, 2010		
	Canadian GAAP	Effect of Transition to IFRS	IFRS
Revenue			
Petroleum and natural gas revenue	$ 4,004	$ -	**$ 4,004**
Interest income	24	-	**24**
Other income	291	-	**291**
	4,319	-	**4,319**
Operating and administrative expenses			
Operating	161	-	**161**
General and administrative	107,778	-	**107,778**
Interest on advance	2,032	-	**2,032**
Interest on loan claims	22,553	-	**22,553**
	132,524	-	**132,524**
Loss before the following:	(128,205)	-	**(128,205)**
Impairment of due from related party	(269,500)	-	**(269,500)**
Net loss and comprehensive loss for the period	$ (397,705)	$ -	**$ (397,705)**

Sharpe Resources Corporation
Notes to Condensed Interim Consolidated Financial Statements
March 31, 2011
(Expressed in United States Dollars)
(Unaudited)

13. Conversion to IFRS (continued)

Reconciliation between IFRS and Canadian GAAP

The three months ended March 31, 2010 Canadian GAAP consolidated statement of cash flows has been reconciled to IFRS as follows:

	Three Months Ended March 31, 2010		
	Canadian GAAP	Effect of Transition to IFRS	IFRS
Operating activities			
Net loss	$ (17,291)	$ -	$ (17,291)
Non-cash working capital items:			
Accrued interest payable	6,146	-	**6,146**
Prepaid expenses	(56,175)	-	**(56,175)**
Accounts payable and other liabilities	9,738	-	**9,738**
Net cash used in operating activities	(57,582)	-	**(57,582)**
Financing activity			
Advances to related parties	(24,000)	-	**(24,000)**
Net cash used in financing activity	(24,000)	-	**(24,000)**
Change in cash	(81,582)	-	(81,582)
Cash, beginning of period	89,138	-	89,138
Cash, end of period	$ 7,556	$ -	$ 7,556

The year ended December 31, 2010 Canadian GAAP consolidated statement of cash flows has been reconciled to IFRS as follows:

	Year Ended December 31, 2010		
	Canadian GAAP	Effect of Transition to IFRS	IFRS
Operating activities			
Net loss	$ (397,705)	$ -	$ (397,705)
Non-cash working capital items:			
Accrued interest payable	24,585	-	**24,585**
Impairment of due from related party	269,500	-	**269,500**
Accounts payable and other liabilities	23,001	-	**23,001**
Net cash used in operating activities	(80,619)	-	**(80,619)**
Cash, beginning of period	89,138	-	89,138
Cash, end of period	$ 8,519	$ -	$ 8,519